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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-29831

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **06/01/13** (MM/DD/YY) AND ENDING **05/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BARRINGTON RESEARCH ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

161 N. Clark Street, Suite 2950
(No. and Street)

Chicago	**Illinois**	**60601**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory D. Paris	**(312) 634-6360**
(Name)	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)		(Zip Code)

CHECK ONE:
[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

12/16/14

12/17/14

OATH OR AFFIRMATION

I, **Gregory D. Paris**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Barrington Research Associates, Inc.**, as of **May 31, 2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[signature]
Signature

Executive Vice President & COO
Title

Subscribed and sworn to before me this

29 day of July, 2014

MARIETTA T COLES
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
November 04, 2015

[signature]
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Shareholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements for Brokers and DealersUnder Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Accounting Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

**** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

BARRINGTON RESEARCH ASSOCIATES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

May 31, 2014

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Barrington Research Associates, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Barrington Research Associates, Inc., (the "Company") which comprise the statement of financial condition as of May 31, 2014 and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barrington Research Associates, Inc. as of May 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

R&J

Report on Other Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Ryan & Juraska

Chicago, Illinois
July 17, 2014

Barrington Research Associates, Inc.

Statement of Financial Condition

May 31, 2014

Assets		
Cash	$	1,453,371
Receivable from clearing broker		1,254,147
Securities owned, at fair value		74,355
Commissions receivable		41,868
Underwriting fees receivable		550,845
Due from officers and employees		135,451
Prepaid income tax		116,500
Research fees receivable		45,286
Deposits and other		47,821
	$	3,719,644

Liabilities and Shareholders' Equity		
Liabilities		
Commissions payable	$	32,696
Retirement plan payable		200,589
Accounts payable and accrued expenses		250,271
Deferred liabilities		645,548
Securities sold not yet purchased		347,366
		1,476,470
Shareholders' Equity		
Common stock, $1 par value; 50,000 shares authorized, 1,000 shares issued and outstanding		1,000
Paid in Capital		89,970
Retained earnings		2,152,204
		2,243,174
	$	3,719,644

See accompanying notes.

Barrington Research Associates, Inc.

Statement of Operations

Year Ended May 31, 2014

Revenues		
Commissions	$	2,623,107
Financial advisory fees		129,800
Investment banking fees		3,411,773
Research services		1,417,716
Realized trading loss		(121,629)
Unrealized loss on securities owned		(75,340)
Consulting		477,000
Insurance proceeds		1,000,000
Interest, dividends, and other		59,714
		8,922,141
Expenses		
Employee compensation and benefits		4,445,544
Commissions		635,463
Professional and regulatory		283,016
Office and communications		316,819
Clearing and execution		445,737
Conference expense		144,319
Research and financial advisory fees		285,210
Payroll taxes		294,982
Travel and entertainment		516,071
Occupancy and equipment rental		332,089
Other		116,176
		7,815,426
Net income before income taxes		1,106,715
Income tax expense		192,218
Net income	$	914,497

See accompanying notes.

Barrington Research Associates, Inc.

Statement of Changes in Shareholders' Equity

Year Ended May 31, 2014

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance at June 1, 2013	$ 1,000	$ 89,970	$ 1,317,850	$ 1,408,820
Shareholders distributions	-	-	(80,143)	(80,143)
Net income	-	-	914,497	914,497
Balance at May 31, 2014	$ 1,000	$ 89,970	$ 2,152,204	$ 2,243,174

See accompanying notes.

Barrington Research Associates, Inc.

Statement of Cash Flows

Year Ended May 31, 2014

Cash flows from operating activities		
Net income	$	914,497
Adjustments to reconcile net (loss) to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Receivable from clearing broker		(915,014)
Securities owned, at fair value		182,491
Underwriting fees receivable		17,288
Commissions receivable		(9,378)
Accounts receivable		405,000
Prepaid income taxes		(316,500)
Research fees receivable		34,752
Due from officers and employees		(30,857)
Deposits and other		(7,211)
Increase (decrease) in operating liabilities:		
Commissions payable		8,109
Retirement plan payable		200,589
Accounts payable and accrued expenses		48,226
Due to affiliates		(56,911)
Deferred liabilities		248,307
Securities sold not yet purchased		347,366
Net cash provided by operating activities		1,070,754
Cash flows from financing activities:		
Shareholders' distributions		(80,143)
Net cash used in financing activities		(80,143)
Increase in cash		990,611
Cash at beginning of the year		462,760
Cash at end of the year	$	1,453,371

See accompanying notes.

1. Organization and Business

Barrington Research Associates, Inc. (the "Company"), was incorporated in the State of Illinois on June 1, 1983. The Company is registered as a broker-dealer ("BD") in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in trading securities on recognized United States security exchanges, investment banking, financial advising, and underwriting for private placements of securities, and provides research services.

2. Summary of Significant Accounting Policies

Revenue Recognition and Securities Valuation

Securities transactions and related income and expenses are recorded on a trade date basis that does not differ materially from the settlement date basis. Securities owned are recorded in the statement of financial condition at market value. Generally accepted accounting principles normally require an entity to record security transactions on a trade date basis, however, the majority of brokers and dealers record most securities transactions on the settlement date rather than the trade date. The difference between trade date and settlement date is not material to the Company's financial position at May 31, 2014, nor material to the results of its operations for the year then ended.

Commission revenue and related expenses on equity securities and research revenue are recorded as earned on an accrual basis.

Investment banking fees include underwriting, corporate finance, and designation fees. They are recorded when all services are completed under the terms of the engagements. Associated expenses are deferred in order to match the related revenue or until the related engagement is completed.

Income Taxes

Deferred income taxes are recorded to reflect the future tax consequences of difference between the carrying value of assets and liabilities for income tax and financial reporting purposes, and for the benefits of tax credit and loss carryforwards. The amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be fully realized.

The Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") topic 740 during 2009, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. FASB ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

2. Summary of Significant Accounting Policies, Continued

Income Taxes, Continued

The Company continues to evaluate uncertain tax positions, if any, and income tax contingencies under FASB ASC topic 450 Accounting for Contingencies. FASB ASC 450 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management believes the impact of FASB ASC 740 on its financial position and results of operations has an immaterial effect on its financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing financial statements are reasonable and prudent. Actual results could differ from these estimates.

Securities Valuation

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement and Disclosure* (see note 3).

3. Fair Value Measurement and Disclosure

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

3. Fair Value Measurement and Disclosure, Continued

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among levels 1, 2, and 3 during the year.

The Company values its investments based on the following principles and method of valuation:

Investments in equities and equities options listed on an exchange and which are freely transferable are valued at their last sales price on such exchange on the date of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Preferred and other equities traded on inactive markets or valued by a dealer quotations or alternative pricing source or model supported by observable inputs are classified within Level 2.

Securities sold short, not yet purchased represent obligations to purchase such investments at a future date. The value of the open short position is recorded as a liability, and the Company records an unrealized appreciation or depreciation to the extent of the difference between the proceeds received and the value of the open short position. The Company records a realized gain or loss when the short position is closed out. By entering into short sales, the Company bears the market risk of increases in value of the security sold short in excess of the proceeds received

At May 31, 2014 the Company had securities owned and securities not yet purchased totaling $74,355 and ($347,366) respectively, which were Level 1 investments, and did not have any level 2 or 3 investments.

4. Receivable from Clearing Broker

The Company utilizes one clearing broker, J.P. Morgan Clearing Corp. At May 31, 2014, the receivable includes $1,254,015 of cash in investment accounts held at the clearing broker.

5. Employee Benefit Plan

The Company has established a simplified employee pension ("SEP") plan for qualified employees. The Company may elect to contribute to the plan, subject to certain limitations as set forth in the plan agreement, at the discretion of the Board of Directors. The Company has elected to terminate the SEP plan as of March 31, 2014.

As of May 31, 2014 the Company has an outstanding retirement plan payable of approximately $200,000 included in the financial statements.

6. Related Party Transactions

During the year ended, the Company had income of approximately $477,000 from consulting services rendered to Barrington Asset Management, Inc. ("BAMI"), an affiliate through common ownership.

7. Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460, G*uarantees*, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) and related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company did not enter into any guarantee arrangements during the year ended May 31, 2014.

8. Credit Risk and Concentration

Credit risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk). The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities.

At May 31, 2014, a significant credit concentration consisted of approximately 46% of the net equity of the Company with the Company's sole clearing broker, J.P. Morgan Clearing Corp. These amounts are included in receivable from clearing broker, securities owned, securities sold not yet purchased, and commissions receivable. Management does not consider any credit risk associated with this net receivable to be significant.

9. Commitments

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. The leases are subject to escalation clauses based on the operating expenses of the lessors. The Company leases office space under noncancelable leases that expire through February 28, 2024. For the year ending May 31, 2014 the rent expense is $321,652

The minimum annual rental commitments under a non-cancelable operating lease are approximately as follows as of May 31, 2014:

Year Ending May 31	Amount
2015	242,000
2016	242,000
2017	242,000
2018	242,000
2019	242,000
2020	242,000
2021	242,000
2022	242,000
2023	242,000
February 28, 2024	181,000
Total	$ 2,359,000

The Company had an outstanding irrevocable standby letter of credit for $180,000 at May 31, 2014. Management has determined the letter of credit does not create an additional risk for the Company.

10. Income Taxes

The estimated breakdown of the net income tax expense is as follows:

Current federal tax	$ 114,339
Current state tax	77,879
Net income tax expense	$ 192,218

At May 31, 2014, the Company has a capital loss carryforward available to offset future capital gains of approximately $278,000 which expires in tax years 2014 through 2018. The Company also had an unrealized capital loss of approximately ($75,000) in the current year. The deferred tax asset of approximately $120,000, arising from the capital loss carryforwards, is fully reserved as realization is not assured.

11. Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and ⅔ percent of "aggregate indebtedness", as defined.

At May 31, 2014, the Company had net capital and net capital requirements of $1,972,108 and $100,000, respectively.

12. Subsequent Events

Management has evaluated events and transactions through July 17, 2014, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

Barrington Research Associates, Inc. **Schedule 1**

Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1

May 31, 2014

Computation of net capital		
Total shareholders' equity		$ 2,243,174
Deduct shareholders' equity not allowable for Net Capital		-
Total shareholders' equity qualified for net capital		2,243,174
Other additions and/or allowable credits:		
Deferred liabilities	$ 645,548	645,548
Deductions and /or charges:		
Nonallowable assets:		
Underwriting fees receivable	550,845	
Due from officers and employees	135,451	
Prepaid income tax	116,500	
Deposits and other	47,821	(850,617)
Net capital before haircuts on securities positions		2,038,105
Haircuts on securities:		
Trading and investment securities:		
Other securities	$ 52,783	
Undue concentration	13,214	(65,997)
Net capital		$ 1,972,108
Computation of basic capital requirement		
Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)		100,000
Excess net capital		$ 1,872,108
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar capital required		$ 1,852,108
Computation of aggregate indebtedness		
Aggregate indebtedness		$ 483,556
Ratio of aggregate indebtedness to net capital		% 24.52

See Schedule 1-A for the reconciliation between the above computation and the Company's corresponding unaudited Form FOCUS Part IIA filing as of May 31, 2014.

See accompanying notes.

Barrington Research Associates, Inc. **Schedule 1-A**

Reconciliation of the Net Capital as Reported in the Company's Form FOCUS Part IIA to the Computation Herein
May 31, 2014

Net capital, as originally reported, in Company's Form FOCUS Part IIA (unaudited)	$	2,237,801
Adjustment for haircuts on securities		(65,104)
Adjustment for retirement plan payable		(200,589)
Net capital, as amended, in Company's Form FOCUS Part IIA (unaudited)		1,972,108
Audit adjustments		-
Net capital per audited FOCUS Part IIA report	$	1,972,108

Barrington Research Associates, Inc. **Schedule 2**

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

May 31, 2014

The Company did not handle any customer cash or securities during the year ended May 31, 2014 and does not have any customer accounts.

Barrington Research Associates, Inc.

Computation for Determination of PAIB Reserve Requirements pursuant to Rule 15c3-3

May 31, 2014

The Company did not handle any customer cash or securities during the year ended May 31, 2014 and does not have any customer accounts.

Barrington Research Associates, Inc.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

May 31, 2014

The Company did not handle any customer cash or securities during the year ended May 31, 2014 and does not have any customer accounts.

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors and Shareholders of
Barrington Research Associates, Inc.

In planning and performing our audit of the financial statements of Barrington Research Associates, Inc. (the "Company"), as of and for the year ended May 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and certain firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

R&J

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
July 17, 2014

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Shareholders of
Barrington Research Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures listed below with respect to the accompanying Schedule of Assessment and Payments for the Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended May 31, 2014, which were agreed to by Barrington Research Associates, Inc. (the "Company") and the Securities and Exchange Commission, SIPC, and the Financial Industry Regulatory Authority solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended May 31, 2014 with the amounts reported in Form SIPC-7 for the year ended May 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and work papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

July 28, 2014

Barrington Research Associates, Inc.

Schedule of Assessment and Payments Form SIPC-7

Year Ended May 31, 2014

	Amount	Payment Date
SIPC-7 annual general assessment	$ 17,847	
SIPC-6 payment	9,175	1/6/2014
SIPC-7 payment	8,672	7/28/2014
Total payments	17,847	
Overpayment (amount due)	$ -	